8 - 14088

BB 3/3A

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SECURI 09057769 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 17 2009

Washington, DC 110

SEC FILE NUMBER
~~8A-028844~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwestern Mutual Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 300, 611 E. Wisconsin Avenue
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Jones (414)665-7225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

Suite 1800, 100 E. Wisconsin Ave.	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

3/9/08

OATH OR AFFIRMATION

I, Todd Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwestern Mutual Investment Services, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer/FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Northwestern Mutual Investment Services, LLC

Statement of Financial Condition

December 31, 2008

AVAILABLE FOR PUBLIC

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1800
Milwaukee WI 53202
Telephone (414) 212 1600
Facsimile (414) 212 1880

To the Board of Directors and Member of
Northwestern Mutual Investment Services, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Northwestern Mutual Investment Services, LLC (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 4, 2009

Northwestern Mutual Investment Services, LLC
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	39,725,764
Cash segregated under federal regulation		25,000
Due from clearing broker		804,153
Deposit with clearing organizations		120,000
Investment securities, at fair value (see Note 3)		92,236,680
Deferred distribution costs (see Note 4)		7,630,495
Prepaid licensing fees		3,126,827
Due from affiliates, net (see Note 5)		1,731,415
Accounts receivable and other assets		1,524,678
Total assets	$	146,925,012
Liabilities and Member's Equity		
Commissions payable	$	11,825,491
Due to Member, net (see Note 5)		4,138,183
Compensation and benefits payable		2,429,187
Accrued expenses and other liabilities		1,802,775
Revolving credit loan		70,183,211
Total liabilities		90,378,847
Member's equity		56,546,165
Total liabilities and Member's equity	$	146,925,012

The accompanying notes are an integral part of this financial statement.

1. Organization

The accompanying statement of financial condition relates to Northwestern Mutual Investment Services, LLC ("the Company" or "NMIS"). NMIS is a wholly-owned subsidiary of The Northwestern Mutual Life Insurance Company (the "Member" or "NML"). NML is one of the largest life insurance companies in the United States offering life, annuity and disability insurance products to the personal, business and estate markets.

The Company is an introducing broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. Through its registered financial representatives, NMIS offers mutual funds, stocks, bonds, variable life insurance, variable and group annuities, investment advisory services and other investment alternatives to its clients. The Company is the principal underwriter and distributor for NML's variable annuity and variable life insurance products.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates or assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual future results could differ from these estimates and assumptions.

Cash and Cash Equivalents

Cash and cash equivalents represent amounts on deposit with banks or invested in money market mutual funds. They are reported in the statement of financial condition at fair value.

Cash Segregated Under Federal Regulation

Amounts estimated to be refunded to clients are segregated under federal regulation in a special reserve bank account for the exclusive benefit of NMIS clients.

Investment Securities, at Fair Value

Investment securities primarily relate to Auction Rate Securities ("ARS") purchased during the year ended December 31, 2008. Investment securities also result from failed execution of client trades, at which time NMIS assumes direct responsibility for them. Failed executions are generally liquidated shortly thereafter. All investment securities are considered to be on a trading basis, whereby they are measured and reported at fair value. See Note 3 for additional disclosures surrounding investments securities.

Revolving Credit Loan
In conjunction with the purchase of ARS from NMIS clients, as more fully described in Note 3, NMIS entered into a revolving credit loan agreement with an unrelated financial institution whereby NMIS is entitled to borrow an amount up to 80% of the face value of the ARS purchased. The revolving credit loan is available through September 15, 2009 and bears interest at the federal funds rate plus 1.15%. The revolving credit loan is subject to general loan covenants including the requirement that NMIS maintain tentative net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934, of at least $30 million. The tentative net capital at December 31, 2008 was $41,708,597. The loan is collateralized with ARS owned by NMIS. Interest expense is accrued when incurred.

New Accounting and Reporting Pronouncements
As of January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of SFAS No. 157 did not have a material impact on NMIS' statement of financial condition. See Note 3 for the additional disclosures related to SFAS No. 157 and investment securities measured at fair value.

Fair Value of Financial Instruments
The carrying value of other financial instruments, which include cash and cash equivalents, receivables and payables are at fair value or approximate their fair value due to the short-term maturities of these assets and liabilities.

3. Investment Securities, at Fair Value

Due to liquidity issues in the ARS market, NMIS extended an offer to NMIS and Northwestern Mutual Wealth Management Company ("NMWMC") clients, to purchase at face value ARS held in their accounts as of September 15, 2008. NMWMC is a limited purpose federal savings bank and a wholly-owned subsidiary of NML and a related party (See Note 6). The ARS are currently not trading in an active market and are valued using the Company's best estimate of fair value using a discounted cash flow model. The discounted cash flow model considers liquidity, the probability of default, the probability of call/auction, the maturity date (if applicable) and the credit quality of the issuer when determining estimated fair value.

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are generally based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect the Company's view of market assumptions in the absence of observable market information. Assets and liabilities measured at fair value can be categorized into three levels based on the reliability of the inputs to the valuation techniques.

Level 1 – Fair value is based on quoted market prices in active markets that are accessible to the Company for identical assets or liabilities.

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are corroborated by observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities and other market observable inputs.

Level 3 – Fair value is based on at least one or more significant unobservable inputs.

The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs. Categorizations are based in their entirety on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and considers factors specific to the asset or liability, such as the relative impact on the fair value as a result of a particular input.

The Company's investment in securities is the only asset or liability measured at fair value on the statement of financial condition at December 31, 2008. The table below presents the fair value measurement categories utilized by the Company for its investment in securities.

	December 31, 2008			
	Level 1	Level 2	Level 3	Total
ARS – bonds	$ -	$ -	$ 3,841,047	$ 3,841,047
ARS – preferred stock	-	-	88,089,544	88,089,544
Other	306,089	-	-	306,089
Total Assets	$ 306,089	$ -	$ 91,930,591	$ 92,236,680

The table below presents additional information about investment securities measured at fair value on a recurring basis and for which NMIS has utilized significant unobservable (Level 3) inputs to determine fair value as of the dates indicated.

Balance at January 1, 2008	$ -
Total unrealized losses, net (1)	(5,874,409)
Purchases, sales, issuances, and settlements, net	97,805,000
Transfers in (out) of Level 3	-
Balance at December 31, 2008	$ 91,930,591

(1) All unrealized losses are related to securities held as of December 31, 2008.

The Company reviews the fair value categories each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain securities. Such reclassifications are reported as transfers in and out of Level 3 at the

beginning fair value for the reporting period in which the changes occur. No reclassifications occurred during the year ended December 31, 2008.

4. Deferred Distribution Costs

Upon retirement or separation from the Company, certain of the Company's registered financial representatives receive a one-time, lump-sum payment in lieu of actual future commissions to which they would otherwise be entitled over a five year period subsequent to retirement or separation. The Company retains these future commissions up to an agreed-upon limit. Lump-sum payments are deferred and amortized as commission expense using a straight-line method over five years. The Company is compensated for these distribution costs through both annual asset-based and transaction-based fees, which are reported as commissions in the consolidated statement of operations when earned. Because the related revenues are earned and recognized over time, the deferral and amortization of these lump-sum payments provides a better matching of these expenses with the related revenues. At December 31, 2008, deferred distribution costs reported in the statement of financial condition included $14,878,385 of deferred lump-sum payments, which were reported net of accumulated amortization of $5,304,804 and a valuation allowance of $1,943,086. The recoverability of the remaining net deferred distribution costs is supported by anticipated future revenues.

5. Related Party Transactions

A significant portion of the Company's transactions are with NML and its affiliates.

Under the terms of various service agreements, NML and affiliates provide certain administrative and operational support services to the Company. NMIS employees also participate in various employee benefit plans sponsored by NML, including retirement, deferred compensation, bonus and employee welfare plans. The Company's unpaid liability related to these services and benefits was $6,619,053 at December 31, 2008 and is reported as amounts due to Member in the statement of financial condition.

NMIS selects, trains and supervises financial representatives who are engaged in the distribution of NML's variable annuity and variable life insurance products. The Company receives commission revenue from NML related to sales of these products. The Company pays an equal amount of commissions to its financial representatives. In addition, the Company receives distribution management fee revenue from NML related to variable annuity and variable life insurance underwriting and distribution services. For these services, $2,480,870 is due from NML at December 31, 2008 and is reported as a reduction of other amounts due to Member in the statement of financial condition.

NMIS has a service agreement with NMWMC whereby NMIS facilitates payment of NMWMC compensation to registered financial representatives as part of a solicitation and supervisory agreement with NMWMC. NMIS receives no revenue and NMWMC incurs no expense related to facilitation of compensation payments to financial

representatives for NMWMC's fee-based planning activities and certain advisory products. NMIS receives referral and servicing fees related to solicitation and supervision services provided by NMIS to NMWMC. The unpaid balance due from NMWMC related to these services is $198,987 at December 31, 2008 and is reported as due from affiliates in the statement of financial condition.

NMWMC's product offerings include certain advisory products for which NMIS facilitates securities transaction execution, clearance, settlement, custody and collection of client advisory fees through a third-party clearing broker-dealer ("brokerage and platform services") in addition to providing solicitation and supervision services. NMIS also incurs research and investment advice provided by NMWMC. The net unpaid balance due from NMWMC related to these services is $701,099 at December 31, 2008 and is reported as due from affiliates in the statement of financial condition.

NMIS and NMWMC are parties to a custodial agreement whereby NMWMC provides custodial trust services for individual retirement accounts of NMIS clients. NMWMC subcontracts certain of these custodial trust services to NMIS. The unpaid balance due from NMWMC related to this agreement at December 31, 2008 is $131,329 and is reported as due from affiliates in the statement of financial condition.

Frank Russell Company ("Russell"), a majority-owned subsidiary of NML, pays mutual fund distribution fees to NMIS. The unpaid balance for fees receivable from Russell is $700,000 at December 31, 2008 and is reported as due from affiliates in the statement of financial condition.

6. Income Taxes

The Company is organized as a Wisconsin single member limited liability company and is thereby a disregarded entity for federal and state income tax purposes. The Company's taxable income or losses are included in NML's consolidated federal and state income tax returns. Under a written tax-sharing agreement, NML collects from or refunds to the. Company income taxes determined as if the Company filed a separate federal income tax return.

At December 31, 2008, the Company had taxable losses of $18,236,920, $32,276,242, $63,146,405, $92,323,705, $23,833,905 and $22,530,455 originating in 2003, 2004, 2005, 2006, 2007 and 2008, respectively, that are available for carryforward to future tax years and will expire in 2023, 2024, 2025, 2026, 2027 and 2028, respectively. These tax loss carryforwards give rise to a deferred tax asset, before valuation allowance, of $88,321,671 at the federal income tax rate of 35%.

The Company accounts for deferred tax assets and liabilities, which represent the financial statement impact of cumulative temporary differences between the tax and financial statement bases of assets and liabilities. The significant components of the net deferred tax asset at December 31, 2008 was as follows.

Deferred tax assets:	
Tax loss carryforwards	$ 88,321,671
Investment Securities	2,056,043
Employee benefit liabilities	151,235
Other liabilities	124,440
Gross deferred tax assets	90,653,389
Deferred tax liabilities:	
Deferred transition costs	(2,670,673)
Net deferred tax assets	$ 87,982,716

At December 31, 2008, a valuation allowance of $87,982,716 has been established for the Company's net deferred tax assets due to uncertainty regarding their ultimate realization.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires NMIS to maintain a minimum level of net capital equal to the greater of $250,000 or 2% of combined aggregate debit items, as defined. At December 31, 2008, the Company had net capital of $27,562,770, which exceeded the minimum requirement of $250,000 by $27,312,770.

8. Commitments and Contingencies

NMIS and Pershing, LLC ("Pershing") are parties to a fully disclosed clearing agreement for an initial term of five years, effective February 13, 2006, whereby Pershing provides securities execution, clearing and settlement services for NMIS. Termination of the clearing agreement by the Company during the initial term would result in significant termination fees as provided for in the clearing agreement.

In the normal course of business, securities transactions for NMIS clients are cleared through Pershing. Pursuant to the clearing agreement, Pershing has the right to seek reimbursement from the Company for certain losses that may result from transactions with NMIS clients. The Company's policy is to minimize its exposure to loss through the use of various monitoring and control procedures. No such losses were incurred for the year ended December 31, 2008.

The Company is engaged in various legal actions in the normal course of its operations. The status of these legal actions is actively monitored by management. If management believed, based on available information, that an adverse outcome upon resolution of a

given legal action was probable and the amount of that adverse outcome was reasonable to estimate, a loss would be recognized and a related liability recorded. No such liabilities were recorded by the Company at December 31, 2008.

Legal actions are subject to inherent uncertainties, and future events could change management's assessment of the probability or estimated amount of potential losses from pending or threatened legal actions. Based on available information, it is the opinion of management that the ultimate resolution of pending or threatened legal actions, both individually and in the aggregate, will not result in losses having a material effect on the Company's financial position at December 31, 2008.

END